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Don Bivens, No. 005134
Michael R. Ross, No. 016735
MEYER, HENDRICKS & BIVENS, P.A.
3003 North Central Avenue
Suite 1200
Phoenix, Arizona 85012-2915
(602) 604-2200

Attorneys for Plaintiffs

                 IN THE SUPERIOR COURT FOR THE STATE OF ARIZONA

                        IN AND FOR THE COUNTY OF MARICOPA


Michael Silberman, an individual, and         )      NO. CV2001-021962
Mark Kucher, an individual;                   )      VERIFIED COMPLAINT
                                              )
                           Plaintiffs,        )      (Breach of Fiduciary Duty;
                                              )      Injunctive Relief)
v.                                            )
                                              )
Quepasa.com, Inc., a Nevada                   )
corporation; Gary Trujillo and Jane Doe       )
Trujillo, his wife;  Robert J. Taylor and     )
Jane Doe Taylor, his wife; L. William         )
Seidman and Jane Doe Seidman, his             )
wife; Jerry J. Colangelo and Joan             )
Colangelo, his wife; Louis Olivas and         )
Adelina Olivas, his wife; Jose Maria          )
Figueres, an individual; Great Western        )
Land and Recreation, Inc., a Delaware         )
corporation; and GWLAR, Inc., a               )
Nevada corporation,                           )
                                              )
                           Defendants.        )
                                              )

     For their Complaint against Defendants, Plaintiffs Michael Silberman and Mark Kucher allege as follows:

                            PARTIES AND JURISDICTION

     1. Plaintiff Michael Silberman ("Silberman") is a resident of California who owns approximately 2.05 % of the outstanding shares of Defendant quepasa.com, Inc. ("quepasa").
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     2.   Plaintiff Mark Kucher ("Kucher") is a resident of British Columbia,
Canada, and Maricopa County, Arizona. Kucher owns approximately 11.22 % of the outstanding shares of quepasa.

     3. Quepasa is a Nevada corporation with its principal place of business in Maricopa County.

     4. Defendant Gary L. Trujillo ("Trujillo") is an individual residing in Maricopa County, Arizona. Trujillo served as the President of quepasa from May 1999 to about October 15, 2001. At all times material to this Complaint, Trujillo was an officer, employee, controlling person or agent of quepasa. Upon information and belief, Trujillo's acts alleged in this Complaint were committed on behalf of the marital community of Trujillo and Jane Doe Trujillo, his wife. Jane Doe Trujillo is named as a party solely for purposes of obtaining jurisdiction over the Trujillo marital community.

     5. Defendant Robert J. Taylor ("Taylor") is an individual residing in Maricopa County, Arizona. Taylor joined quepasa in March 1999 as the company's Vice President of Strategy and Operations. Taylor has served as the President of quepasa since October 15, 2001. At all times material to this Complaint, Taylor was an officer, employee or agent of quepasa. Upon information and belief, Taylor's acts alleged in this Complaint were committed on behalf of the marital community of Taylor and Jane Doe Taylor, his wife. Jane Doe Taylor is named as a party solely for purposes of obtaining jurisdiction over the Taylor marital community.

     6. Upon information and belief, Defendant L. William Seidman ("Seidman") is an individual residing in Massachusetts. Seidman joined quepasa as a director in June 1999, and he has continued to serve as a director of quepasa at all times material to this Complaint. Upon information and belief, Seidman's acts alleged in this Complaint were committed on behalf of the marital community of

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Seidman and Jane Doe Seidman, his wife. Jane Doe Seidman is named as a party solely for purposes of obtaining jurisdiction over the Seidman marital community.

     7. Defendant Jerry J. Colangelo ("Colangelo") is an individual residing in Maricopa County, Arizona. Colangelo joined quepasa as a director in April 1999, and he has continued to serve as a director of quepasa at all times material to this Complaint. Colangelo's acts alleged in this Complaint were committed on behalf of the marital community of Colangelo and Joan, his wife. Joan Colangelo is named as a party solely for purposes of obtaining jurisdiction over the Colangelo marital community.

     8. Defendant Louis Olivas ("Olivas") is an individual residing in Maricopa County, Arizona. Olivas joined quepasa as a director in June 1999, and he has continued to serve as a director at all times material to this Complaint. Olivas' acts alleged in this Complaint were committed on behalf of the marital community of Olivas and Adelina, his wife. Adelina Olivas is named as a party solely for purposes of obtaining jurisdiction over the Olivas marital community.

     9. Upon information and belief, Defendant Jose Maria Figueres ("Figueres") is an individual residing in Costa Rica. Figueres joined quepasa as a director in May 1999, and he has continued to serve as a director of quepasa at all times material to this Complaint.

     10. Defendant Great Western Land and Recreation, Inc. is a Delaware corporation, doing business as a real estate development company with holdings and offices in Arizona. Great Western Land and Recreation, Inc. also maintains agents and/or representatives in Maricopa County.

     11. Upon information and belief, Defendant GWLAR, Inc. is a Nevada corporation and a wholly-owned subsidiary of Great Western Land and Recreation, Inc. Upon information and belief, GWLAR, Inc. maintains an office in Maricopa

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County and does business in Arizona, including Maricopa County. GWLAR, Inc.'s(1)
sole officer, Jay N. Torok, maintains an office and presence in Maricopa County.

     12. Defendants quepasa, Trujillo, Taylor, Seidman, Colangelo, Olivas, Figueres, and Great Western each have committed acts in Arizona from which the allegations of this Complaint arise.

     13. Jurisdiction is appropriate in this Court under the Arizona Constitution, Article 6, Section 14 and A.R.S. Sections 12-122 and 12-123. Because Plaintiffs' claims arose in Maricopa County, because quepasa and Great Western have agents and representatives in Maricopa County and because quepasa and Great Western conduct business in Maricopa County, venue is appropriate in this Court under A.R.S. Section 12- 401.

                               FACTUAL BACKGROUND

     14. Quepasa was originally incorporated as Internet Century, Inc., a Nevada corporation, by Jeffrey Peterson ("Peterson") and Jennifer Ferlaino in 1997. Internet Century, Inc.'s original business focus was internet and web design.

     15. In 1998 the company changed its name and its business focus. The company's name became quepasa.com, Inc. The company's business focus turned to creating and operating a portal on the internet for the world-wide Spanish-speaking community.

     16. With Peterson, then age 26, as President and following the company's business plan as organized by Peterson, quepasa raised nearly $30 million in capital through March 1999 from various private offerings.

     17. In March 1999, under Peterson's leadership and based on the company's business plan, quepasa filed a public offering.

     18.  In May 1999, to improve the prospects of the company's successful

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    (1)   Great Western Land and Recreation, Inc. and GWLAR, Inc. are
collectively referred to herein as "Great Western".

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public offering on the NASDAQ exchange, Peterson voluntarily demoted himself to quepasa's Chief Technical Officer and hired Trujillo to become President of quepasa.

     19. Also in May 1999, quepasa held its first and only annual shareholders meeting to, among other things, approve the company's business plan and the company's going public and to elect Seidman, Colangelo, Olivas and Figueres as directors.

     20. On June 24, 1999, quepasa completed a highly successful public offering, raising an additional $65 million in capital based on the company's business plan. The opening price for the company's stock on June 24 was $12 per share. The closing price was $18 per share. As of July 20, 1999, the stock price had soared to $26 per share.

     21. On August 1, 1999, Trujillo, Taylor, Seidman, Colangelo, Olivas and Figueres acted to terminate Peterson and approximately 20 other employees of quepasa, and assumed total control of the company's business operations. On that same day the company's stock dropped to $14 per share.

     22. By their actions of August 1, 1999 and since that time, Trujillo, Taylor, Seidman, Colangelo, Olivas and Figueres all have breached duties owed to quepasa shareholders, the results of which include (1) the steady decline of the company's stock price to $4 per share by March 2001, and then to approximately $0.15 per share as of the date of this Complaint in December 2001; and (2) the dissipation of the $65 million in capital raised by the company's public offering, in addition to monies raised in private offerings. The Defendants' breaches include, without limitation, the conduct described in the following paragraphs of this Complaint.

/ / /

                       MONIES PAID TO TRUJILLO AND TAYLOR.

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     23.  Since August 1, 1999, quepasa's officers and directors failed to implement the business plan approved by the shareholders. Instead of operating quepasa in accord with the business plan or pursuing potential mergers beneficial to the company, quepasa began liquidating substantially all of its assets in about December 2000. Even though quepasa never developed an income stream and was liquidating its assets, Trujillo and Taylor continued to draw, with the approval of Seidman, Colangelo, Olivas and Figueres, six-figure salaries as officers of the company.

     24. On or about October 11, 2001, quepasa's cash position was approximately $4 million. Nevertheless, Taylor, Seidman, Colangelo, Olivas and Figueres acted to pay approximately $700,000 to Trujillo in "compensation" from the company's limited cash.

      THE DEFENDANTS' FAILURE TO ALLOW SHAREHOLDERS TO ELECT NEW DIRECTORS.

     25. Article II, Section 1 of quepasa's bylaws and Section 78.345 of the Nevada Revised Statutes require the company to hold an ANNUAL shareholders meeting for the purpose of electing directors. Despite the clear requirements of the law, Trujillo, Taylor, Seidman, Colangelo, Olivas and Figueres refused after June 1999 to hold an annual shareholders meeting that would permit the shareholders to elect new directors. In so doing, these Defendants acted to prevent the shareholders from inquiring at an annual meeting about the conduct of Defendants with respect to quepasa.

                     THE UNLAWFUL MERGER WITH GREAT WESTERN.

     26. Instead of allowing the shareholders to meet and to elect new directors, Trujillo, Taylor, Seidman, Colangelo, Olivas and Figueres, acting in concert with Great Western, announced on or about August 15, 2001, that quepasa entered into an agreement to merge with Great Western subject to shareholder approval. The officer

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and director Defendants approved significant expense for quepasa to enter into the proposed merger agreement, even though the directors remained in office beyond their intended terms without affording the shareholders any opportunity to elect new directors.

     27. The proposed merger with Great Western approved by the officers and director Defendants would personally benefit Defendants at the expense of the shareholders, in breach of Defendants' duties owed to the shareholders. The proposed merger with Great Western would result in the loss of majority ownership for all current shareholders of quepasa. If the proposed merger were approved and finalized, Great Western's sole shareholder, Amortibanc Investments, L.C., would own 51% of the new company, and Amortibanc Investments, L.C. would also hold a warrant to purchase additional shares to increase its ownership interest to 65% of the new company, further diluting the ownership position of all current quepasa shareholders. Defendants' proposed merger agreement provides no benefits to the shareholders of quepasa.

     28. Further, Defendants' proposed merger agreement contains an unlawful and unconscionable termination penalty of $500,000 payable to Great Western in the event the shareholders should exercise their independent judgment to vote against the merger. According to Defendants' proposed merger agreement, quepasa must pay $500,000 (nearly twenty percent of quepasa's current cash on hand) if a majority of the shareholders of quepasa should vote against the merger with Great Western. Thus, the shareholders are penalized either way by Defendants' conduct: the value of their shares will be diluted whether they vote for or against the merger, while Defendants stand to benefit personally from the proposed merger.

/ / /

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     29.  In contrast to the lack of benefit to quepasa's shareholders,
Defendants' proposed merger agreement provides numerous personal benefits to Trujillo, Taylor, Seidman, Colangelo, Olivas and Figueres. For example, Seidman, Colangelo, Olivas and Figueres will each receive $50,000 in "compensation" if the proposed merger to Great Western is approved by the shareholders and closed.

     30. Trujillo holds approximately 80,000 unvested options in quepasa. If the proposed merger were approved and closed, Trujillo's options would become fully vested and exercisable at $0.15 per share. If the proposed merger were approved and closed, Trujillo would be elected by Amortibanc Investments to the board of directors of the new company.

     31. Taylor holds approximately 193,000 unvested options in quepasa. If the proposed merger were approved and closed, Taylor's options would become fully vested and exercisable. Taylor will also receive a $100,000 bonus on the closing date of the merger.

     32. If the proposed merger with Great Western were approved and closed, 200,000 unvested options with an exercise price of $0.15 per share will become fully vested and exercisable by Seidman, Colangelo, Olivas and Figueres..

     33. Further, Defendants' proposed merger agreement provides that Great Western will indemnify each of quepasa's directors, officers, employees and agents with respect to the merger agreement. Thus, Defendants have arranged for the shareholders' assets in Great Western to pay for the indemnification of all Defendants should any shareholder seek to challenge Defendants' wrongful acts in forcing the merger upon the shareholders.

/ / /
/ / /
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                 THE LOAN OF SHAREHOLDER MONIES TO GREAT WESTERN
                      TO BUY SHARES TO APPROVE THE MERGER.

     34. As of October 11, 2001, quepasa had approximately $4 Million in cash and cash equivalents.

     35. Upon information and belief, on October 11, 2001, Trujillo, Taylor, Seidman, Colangelo, Olivas and Figueres, knowing that quepasa shareholders would not likely vote to approve Defendants' proposed merger with Great Western due to its lack of merit, took further acts against the shareholders' interests and in favor of their own interests. These Defendants approved a loan of $500,000 to Great Western for the purpose of having Great Western buy shares of quepasa stock so that Great Western could vote that stock in favor of the Defendants' proposed merger with Great Western. Thus, Defendants provided the shareholders' funds to Great Western in order to defeat any shareholder disapproval of Defendants' proposed merger with Great Western.

     36. The loan to Great Western bears interest at the prime rate plus one percent, and, upon information and belief, is undersecured by a fractional interest in an apartment project located in Glendale, Arizona.

     37. Great Western has since October 11 used quepasa shareholder monies loaned by Trujillo, Taylor, Seidman, Colangelo, Olivas and Figueres to purchase shares of quepasa stock for the purpose of voting that stock to approve Defendants' proposed merger with Great Western.

                      MONIES AND OPTIONS GIVEN TO TRUJILLO.

     38. During his tenure as President of quepasa, Trujillo was given as "compensation" by Seidman, Colangelo, Olivas and Figueres, 950,000 options to purchase quepasa stock at prices ranging from $3 per share to $9 per share.

/ / /

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     39.  In late 2001, as Trujillo, Taylor, Seidman, Colangelo, Olivas and
Figueres recognized that the shareholders of quepasa would not likely approve the Defendants' proposed merger due to its lack of merit, these Defendants acted in concert (a) to reprice Trujillo's options to $0.15 per share, and (b) to provide Trujillo with $700,000 in "compensation" from the dwindling cash of quepasa for the purpose of facilitating Trujillo's purchase of shares of quepasa stock so that Trujillo could vote that stock in favor of Defendants' proposed merger with Great Western. Thus, Defendants again acted against the quepasa shareholders' interests, and in favor of their own interests, by providing shareholder funds to Trujillo in order to defeat any shareholder disapproval of Defendants' proposed merger with Great Western. Defendants did not disclose the purpose of these transactions to Plaintiffs or to other shareholders similarly situated.

         THE NEVADA STATE COURT ACTION TO COMPEL A SHAREHOLDERS MEETING.

     40. On or about October 31, 2001, Kucher, Silberman and other persons filed suit against quepasa in the First Judicial District Court of Nevada, Carson City, to compel the company to hold a shareholders meeting to elect directors as required by law. The action is entitled MARK KUCHER ET AL V. QUEPASA.COM, INC., No. 01- 01583A, Dept. 1, First Judicial District Court, Carson City, Nevada. On December 17, 2001, the Honorable Michael Griffin of the Nevada First Judicial District Court entered an order requiring, among other things, that quepasa hold a shareholders meeting on January 31, 2002, for the purpose of electing directors. Pursuant to a stipulation between the parties to that litigation, the shareholders' meeting will be held on February 11, 2002.

           FAILURE TO PROTECT QUEPASA'S INTELLECTUAL PROPERTY RIGHTS.

     41. The officer and director Defendants have also failed to take appropriate action to protect quepasa's intellectual property rights.

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     42.  By way of example, quepasa's officers and directors have failed to register quepasa's domain names, which represent a significant element of the company's intellectual property rights, in order to provide the maximum protection necessary in the international market.

                                    COUNT ONE
                            BREACH OF FIDUCIARY DUTY
                  (AGAINST ALL DEFENDANTS EXCEPT GREAT WESTERN)

     43. Plaintiffs incorporate the allegations of Paragraphs 1 through 42 above.

     44. By virtue of their association with quepasa, Defendants, except Great Western, owed fiduciary duties, including duties of loyalty and due care, to Plaintiffs and the other shareholders of quepasa.

     45. Through their conduct, including without limitation the conduct described above, these Defendants breached their fiduciary duties to Plaintiffs and other shareholders, including without limitation their duties of loyalty, fairness, candor, and due care.

     46. As a direct and proximate result of these Defendants' conduct, Plaintiffs and the other shareholders of quepasa have suffered damages in an amount to be proven at trial.

     47. Upon information and belief, these Defendants acted intentionally, with the requisite evil intent to support the imposition of punitive damages in an amount to be determined at trial.

                                    COUNT TWO
                                INJUNCTIVE RELIEF
                            (AGAINST ALL DEFENDANTS)

     48. Plaintiffs incorporate the allegations of Paragraphs 1 through 47 above.

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     49.  As described above, Defendants agreed and conspired to use quepasa's shareholders', including Plaintiffs', assets solely to improperly gain control over enough shares to assure the approval of the merger between Great Western and quepasa.

     50. Through their intentional concerted actions, Defendants breached their fiduciary duties to Plaintiffs and all other similarly situated quepasa shareholders.

     51. Plaintiffs and other similarly situated quepasa shareholders will suffer irreparable harm if Great Western and/or Trujillo is permitted to vote shares of stock obtained with funds provided by Defendants from the shareholders' cash in quepasa at the shareholder meeting established by order of the Nevada State Court for January 31, 2002.

     52. Equity requires that Defendants not be permitted to profit from their wrongdoing by allowing Great Western and/or Trujillo to vote, or give a proxy to vote, shares wrongfully obtained with monies that rightfully belong to the shareholders. Plaintiffs' only remedy is an injunction prohibiting all Defendants from voting, directly or indirectly, at the January 31, 2002 shareholders meeting any shares of quepasa obtained with funds loaned from quepasa to Great Western.

     WHEREFORE, Plaintiffs request that the Court enter Judgment against Defendants jointly and severally as follows:

     A. For a preliminary and permanent injunction precluding Defendants and all those acting in concert with them from directly or indirectly voting, at the January 31, 2002 meeting of shareholders or otherwise, any votes associated with quepasa stock acquired by Great Western or Trujillo using monies provided by the officer and director Defendants.

     B. Ordering Defendants to pay compensatory damages to Plaintiffs in an amount to be determined at trial.

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     C.   Ordering Defendants to pay punitive damages to Plaintiffs in an amount to be determined at trial;

     D. Awarding Plaintiffs' reasonable attorney's fees and costs under A.R.S. Sections 12-341, 12-341.01 and any other applicable law; and

     E. Granting such other and further relief as the Court deems appropriate in the circumstances.

     DATED this 19th day of January, 2002.


                                        MEYER, HENDRICKS & BIVENS, P.A.


                                        By /s/ Don Bivens
                                           -----------------------------------
                                           Don Bivens
                                           Michael R. Ross
                                           3003 N. Central Avenue, Suite 1200
                                           Phoenix, AZ 85012
                                           (602) 604-2200

                                        Attorneys for Plaintiffs


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